Mail Stop 3561

July 8, 2008

Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjing Province, China 150001

       Re: **Soko Fitness & Spa Group, Inc.**
                Form S-1
                Filed June 10, 2008
                File No. 333-151563
                Form 10-KSB
                Filed February 29, 2008
                File No. 333-132429

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. It appears that the shares registered will be offered on a delayed or continuous basis. If so, please include and check the box for offerings made under Rule 415 of Regulation C. Please refer to D.36 of our Rule 415 Publicly Available Telephone Interpretations located at Compliance and Disclosure Interpretations at www.sec.gov. See also the cover page of Form S-1.

2. Please note that Form S-1 does not provide a box to be checked in connection with Rule 434, which has been rescinded. See Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please remove this sentence from the cover page.

Prospectus Cover Page

3. We note your indication that your common stock is quoted on the OTC Bulletin Board under the symbol "AMHG." Please tell us whether you have advised the OTC Bulletin Board of your name change, considering it would appear that your listing continues to appear under "American Business Holdings, Inc."

General

4. We note that you do not provide your web site address in the registration statement.   You are encouraged to give your internet address, if available. Refer to Item 101(h)(5)(iii) of Regulation S-K.

Prospectus Summary, page 6

5. In the last sentence of the first paragraph on this page, you indicate that the terms "SOKO," "Company," "we," "us" or "our" refers to SOKO Fitness & Spa Group, Inc. In Note 1 to the financial statements on page F-5, you indicate that the "Queen Group" entities are consolidated variable interest entities and that the company has entered into certain exclusive agreements with the Queen Group entities. Please revise your disclosure on page 6 and elsewhere in the registration statement to describe your structure and these agreements and indicate, if appropriate, that the terms "SOKO," "Company," "we," "us" or "our" refers to SOKO Fitness & Spa Group, Inc., its wholly-owned subsidiary Harbin Mege Union Beauty Management Ltd ("Mege Union") and the Queen Group entities, which are variable interest entities the revenues of which are consolidated with those of the company.

The Offering, page 7

6. Your disclosure under this item and elsewhere in the registration statement indicates that you have 17,000,000 shares of common stock outstanding prior to the offering. In your Form 10-KSB filed on February 29, 2008, you disclosed that that you had 82,000,000 shares of common stock outstanding as of February 15, 2008. You disclose the cancellation of 80,300,000 shares in connection with the share exchange in April 2008 and the issuance of an additional 16,575,000 shares of common stock on April 11, 2008 (13,300,000 shares issued to the former Wealthlink shareholders, 1,275,000 shares issued to certain of the company's service providers, and 2,000,000 shares issued in connection with the financing described in the prospectus under the caption "Recent Developments"). Since that time, there do not appear to have been any additional unregistered sales of equity securities or registered sales of equity securities. Please explain why the number of shares of common stock outstanding as of June 6, 2008 is 17,000,000 and not 18,275,000 or revise the disclosure. Please also update your disclosure in Item 15 of the registration statement.

Risk Factors, page 8

7. Please ensure that you avoid boilerplate risks that could apply to any company and that your risk factors are described in sufficient detail. For example, the risk described under "We will need significant additional capital, which we may be unable to obtain" could apply to any company in the development phase. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. For example, explain why additional capital may be unavailable to you so that it is clear why this is a material risk of which investors should be made aware. Alternatively, delete this risk factor. Another example of a boilerplate risk includes "Our business and operations are experiencing rapid growth…" on page 9.

8. We note under your risk factor "our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations" that you include the following factors that may affect your operating results:

    *   The results of your investments in risky projects;

    *   Your ability to achieve revenue goals for partners to whom you guarantee minimum payments or pay distribution fees.

In an appropriate place in your prospectus, please disclose (i) the material terms of those projects management believes are risky and (ii) the material terms of your contracts with partners whereby you guarantee minimum payments or pay distribution fees. If these contracts are material, please file them as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

In this risk factor, you also state that "advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns." In an appropriate place in your prospectus, please disclose why this is a risk to your business.

9. Please expand your disclosure in this section to include each of the risks, to the extent material, that are listed on page 10 under the heading "Forward-Looking Statements."

10. Please expand your disclosure in this section to include each of the risks, to the extent material, that are included in Note 9 to your financial statements.

Management's Discussion and Analysis or Plan of Operation, page 12

11. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should disclose the revenues you derived from professional fitness products and services, beauty salon products and services and lifestyle and spa products and services and your expectations for the future. You also should discuss any trends in these services and products, such as whether one of these areas is more profitable. Please provide information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company; and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Background, page 12

12. Please provide a more detailed discussion of the reverse acquisition and disposition disclosed in recent transactions on page 6 and the consolidation of the Queen Group entities disclosed in the description of business and organization notes to your financial statements. Please also include a discussion of your lines of business and types of revenue, your principal products and services and the agreements with the Queen Group entities that would facilitate a reader's understanding of your operations and financial condition and provide the context for your discussion and analysis of the financial statements included in the filing. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at http:/www.sec.gov/rules/interp/33-8350.htm.

Plan of Operations and Financing Needs, page 12

13. Under the heading "Plan of Operation and Financing Needs" beginning on page 12, we note that you include an organizational chart. In this chart, you list "Wealthlink (Cayman) Co. Ltd." as the parent company. Please revise or advise us why this should not be Soko Fitness & Spa Group, Inc.

14. In the chart on page 12, you list Mege Union as a wholly-owned subsidiary that has four subsidiaries; however, on page 19 you show all five entities as direct subsidiaries of the company. Also, in several places throughout the registration statement (including Exhibit 21.1) you state that you have seven operating subsidiaries but in the chart at the bottom of page 12 (and included on Exhibit 21.1), you refer to two of the subsidiaries as branches and at the top of page 19 you refer to some of these entities as brands. Consistent with comments 5 and 13 above, please update these diagrams to reflect and explain your structure consistently.

15. In Note 1 to the financial statements on page F-5, you indicate that the "Queen Group" entities are consolidated variable interest entities and that the company has entered into certain exclusive agreements with the Queen Group entities. Please revise your disclosure in MD&A and elsewhere in the registration statement to describe your structure and the material terms of these agreements. To the extent the revenue derived from the Queen Group entities is material to your business, please also file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. We may have additional comments once we have reviewed these agreements.

16. Please provide a more balanced discussion of your plans for growth that addresses the risks and uncertainties that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. Also, as indicated in the heading, please address your financing needs.

Results of Operations, page 13

17. Please enhance your discussion of changes in revenues, gross profit and operating expenses to quantify the effects of factors contributing to changes between periods. Please also discuss any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on net sales or income. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350. For example:

    - quantify the increase in net sales from existing customers and new customers and discuss your trends in adding and losing customers;

    - discuss material changes in net sales from membership fees and professional fitness, beauty salon and spa services and provide an analysis of the reasons for the changes;

    - discuss and provide an analysis of the gross profit margins from your products and services particularly with respect to higher margin products and services you refer to; and

    - quantify the increase in salaries and benefits, sales commissions and occupancy costs and the growth in locations attributable to your expansion.

18. We note your disclosure on page 13 that you changed your fiscal year end to May 31st and that you plan to file a report on Form 10-Q for the transition period from December 31, 2007 to June 1, 2008. Please note that as a result of the reverse acquisition no transition report is required. Since you adopted the fiscal year of the accounting acquirer you should file an annual report on Form 10-K for the fiscal year ended May 31, 2008. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 15

19. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. This disclosure should include a discussion of the "planned capital expenditures" you note under the heading "Forward-Looking Statements" on page 10 as well as the new facilities and the re-modification of existing owned facilities, both referenced under the "direct-own-model expansion" model on page 13. Also, to the extent you will incur capital expenditures for the re-modification of franchised facilities noted under the "franchise model expansion" on page 13, please expand your disclosure under the heading "Liquidity and Capital Resources" on page 15 to include disclosure about these expenditures.

20. We note that you entered into a short-term loan in January of this year. Please discuss the uses of these funds and the anticipated source(s) of repayment. Refer to Item 303 of Regulation S-K.

21. We note that the functional currency of your primary operating subsidiaries is Chinese Renminbi and that you report in U.S. dollars. Please discuss risks associated your exposure to currency fluctuations between the Chinese Renminbi and the U.S. dollar. Refer to Item 303 of Regulation S-K.

Income Taxes, page 18

22. You state that Wealthlink is a tax exempted company incorporated in the Cayman Islands. Please revise this disclosure to give effect to the share exchange and the fact that the company is a Delaware corporation and disclose the tax consequences of the share exchange that are material to an investor, if any.

Business, page 18

23. In the chart on page 19, you include parentheticals at the bottom of six of the seven boxes that seem to suggest a location as well as a use of each facility. We note that none of the parentheticals reference beauty salons, although some of the entity names would suggest that as the use. Please revise as appropriate to note the uses of each of your locations. Please also include this information in the charts on page 12 and Exhibit 21.1 as well.

24. You mention on page 18 and elsewhere in your prospectus that you provide "programs, services and products." Please elaborate upon what types of products you sell. Please also distinguish between how much of your revenue is derived from services, and categorize each of those services, as compared to products. Refer to Item 101(h)(4)(i) of Regulation S-K.

25. We note your indication that you "[are] sufficiently experienced and have a sophisticated business model with sophisticated managing system to make massive duplication & expansion highly possible." Please provide the basis for your belief that your business model and managing systems are "sophisticated." Please also elaborate upon how you intend to expand your business; in this regard, in an appropriate place in your prospectus, please explain in detail how you intend to implement each of the four models you present on page 13.

26. In your first full risk factor on page 9, you state that you "must continue to invest significant resources in research and development." Please disclose in your description of your business an estimate of the amount spent during each of the last two fiscal years on research and development activities. Refer to Item 101(h)(4)(x) of Regulation S-K.

27. To the extent material to an understanding of your business, briefly describe any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including the duration. Refer to Item 101(h)(4)(vii) of Regulation S-K. In this regard, we note that:

   • In the first full risk factor on page 8 you state that you "will require additional funds … to obtain intellectual property protection" relating to your operations.

   • Under the heading "Forward-Looking Statements" on page 10, you refer to licenses.

   • On page 13 of your MD&A, you describe your "franchise-model expansion."

28. Under the heading "Forward-Looking Statements" on page 10, you make several references to proposed acquisitions. Please disclose the material terms of any proposed acquisitions and describe your acquisition strategy. Refer to Item 101(h)(3) of Regulation S-K.

Key Characteristics, page 20

29. You state that you have set your "consumer focus on corporate clients who are willing to compensate their employees with memberships" in your facilities as an employee benefit. To the extent material to an understanding of your business, please indicate what percentage of your revenue is derived from this type of corporate client, specifically noting if you are dependent on one or a few customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Marketing Strategy, page 20

30. You note that you have partnered with a number of entities, including China Mobile Ltd, Heirsun Diamond Group, and others. Please disclose more detailed information on the nature of these partnerships to enable investors to better understand these arrangements. To the extent these are material contracts, please also file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Government Regulation, page 21

31. You describe the government regulations applicable to both physical exercise and the beauty industry. Please disclose the effect of these regulations on your business and whether you are currently complaint with each of them. Refer to Items 101(h)(4)(viii)-(ix) of Regulation S-K.

Property, page 22

32. Please disclose the location or locations where you are constructing new facilities (referenced under the direct-own-model expansion model on page 13) and include the intended use and projected completion dates of such facility or facilities and any additional information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization thereof. Please also describe the nature of the re-modifications of existing facilities (also referenced under the direct-own-model expansion model on page 13), identifying each facility, the extent of modifications, the accessibility to clients of the facility during such modifications and the projected completion of such work as well as any additional information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of these facilities. Refer to Item 102 of Regulation S-K.

33. Note 9 to the financial statements indicates that you have entered into "seven tenancy agreements for the lease of the premises" but we note that you only list six leased facilities under the heading "Property" on page 22. Please explain to us if one the leases expired or if one of the facilities has more than one lease or otherwise explain this discrepancy.

Management, page 23

34. Please include in your biographies for Messrs. Chen, Zhang and Kory information regarding his respective term as director and any period(s) during which he has served as such. Refer to Item 401(a) of Regulation S-K.

35. Under the heading "Audit Committee" on page 25 you state that "the board of directors has examined the composition of the Audit Committee … [and] has determined that each of the Audit Committee members is an "independent" director within the meaning of the Exchange Act and the rules and regulations thereunder." Please specify the independence standards used to determine director independence. Refer to Item 407(a) of Regulation S-K.

36. We note that Mr. Zhang currently serves as the Managing Director of Investments at Hua-Mei 21st Century LLC. Please explain to us the relationship between Hua-Mei 21st Century Partner, LP, a Delaware limited partnership, and Hua-Mei 21st Century LLC. Assuming these entities are affiliated, please also address the following:

- Disclose that Hua-Mei 21st Century LLC is an affiliate of the company or, if you believe they should not be considered an affiliate of the company, tell us why. Refer to Item 401(e) of Regulation S-K.

- Please advise whether you considered Mr. Zhang's position at Hua-Mei 21st Century LLC when determining his independence as a director.

- If there is any arrangement or understanding pursuant to which Mr. Zhang was selected as a director, please describe the terms of such arrangement. Refer to Item 401(a) of Regulation S-K. If there is a written agreement, please file such agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

- Please advise whether you considered if disclosure is required under the heading "Certain Relationships and Related Transactions" on page 25. Refer to Item 404(a) of Regulation S-K.

- Please advise whether you considered if disclosure of a material relationship, if any, is required under the heading "Selling Shareholders" on page 28. Refer to Item 507 of Regulation S-K.

Executive Compensation, page 23

37. We note in Note 3 to your unaudited financial statements for the nine months ended February 29, 2008, the amount for automobiles increased significantly. To the extent that the company provides an automobile as a personal benefit for either of your named executive officers, please provide the disclosure required by Item 402(n)(2)(ix) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

38. Please disclose the address for the directors and executive officers listed in the table in this section. Refer to Item 403(a) of Regulation S-K.

Selling Shareholders, page 28

39. For each of the entities listed in the selling shareholder table, including Guerrilla Capital Management, L.L.C. and Hua-Mei 21st Century Partner, LP, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale by such selling shareholder. Please refer to Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

40. To the extent not already disclosed, please disclose material relationships, if any, between any selling shareholder and the company (or any of your predecessors or affiliates). Refer to Item 507 of Regulation S-K.

41. It appears that Etech International, Inc. owns more than 1% of the common stock outstanding before the offering. Please disclose this percentage. Refer to Item 507 of Regulation S-K.

42. It appears that Etech International, Inc. is an affiliate of Etech Securities, a FINRA broker-dealer. Please include a statement in the prospectus that Etech International received the securities to be resold in the ordinary course of business and at the time of the issuance of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Market for Common Equity and Related Stockholder Matters, page 29

43. Please provide market information on your common stock. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Where You Can Find More Information, page 31

44. Please revise your disclosure under this heading to conform to the requirements of Item 101(h)(5) of Regulation S-K.

Financial Statements

45. Please update the financial statements included in the filing to include your audited financial statements as of and for the fiscal years ended May 31, 2008 and 2007. Refer to Rule 8-08 of Regulation S-X.

Consolidated Financial Statements of Wealthlink (Cayman) Co., Ltd.

Consolidated Statements of Cash Flows, page F-4

46. Please tell us the items and their amounts included in the addition (reduction) in construction in progress line item in cash flows from investing activities. Also tell us whether the amounts reflected in this line item include both receipts and payments that should be reported on a gross basis or include non-cash transactions that should be separately disclosed in accordance with paragraph 32 of SFAS 95. Refer to paragraphs 11, 12 and 13 of SFAS 95.

Note 1. Description of Business and Organization, page F-5

47. Please tell us the owners and their percentage ownership of Wealthlink and each of the Queen Group entities as of the dates of the transactions disclosed in the first and third paragraphs. Please also provide us with a detailed narrative discussion of why your accounting treatment of the transactions and consolidation complies with the guidance in Appendix D of SFAS 141 and FIN 46(R). We are particularly interested in your basis for concluding that Wealthlink and Mege Union and each of the entities included in the Queen Group are commonly controlled and why the transactions are properly accounted for at historical cost.

Note 2. Summary of Significant Accounting Policies, page F-6

48. Please disclose the types of costs included in costs of sales and the types of costs included in selling, general and administrative costs. Refer to APB 22.

Revenue recognition, page F-8

49. Please provide a more detailed company specific revenue recognition policy. Specifically, you should disclose in detail how you recognize revenues attributable to membership fees and from the services you provide.

Income taxes, page F-8

50. Please tell us why you have not recognized any deferred tax assets or liabilities.

Earnings per share, page F-9

51. Please explain to us what shares of common stock equivalents available in the computation of earnings per share disclosed in the last sentence represents and clarify your disclosure as appropriate. In addition, to the extent applicable, please include a reconciliation of the weighted average number of shares of common stock included in basic and diluted earnings per share computations and disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented, or otherwise clarify your disclosure. Refer to paragraph 40 of SFAS 128.

Note 3. Property and Equipment, page F-11

52. Please explain to us why the amounts of depreciation expense disclosed in the last sentence differ from the amounts presented in your consolidated statement of cash flows on page F-4.

Note 5. Income Taxes, page F-12

53. Please disclose the reconciliation of income tax expense required by paragraph 47 of SFAS 109 for each period presented.

Note 8. Stockholders' Equity, page F-13

54. Please tell us whether the addition to paid-in capital presented in your statements of shareholders' equity for the nine months ended February 29, 2008 is attributable to the share issuance or another capital transaction. If the additional paid-in capital is attributable to the share issuance, tell us why the transaction was not recognized as of March 27, 2007.

Consolidated Financial Statements of Harbin Mege Union Beauty Management Ltd.

55. Please address the above comments on the financial statements of Wealthlink to the extent applicable.

Report of Independent Registered Public Accounting Firm, page F-15

56. It is unclear whether your independent accountant has dual dated the report or dated the report at the later date. Please have your independent accountant provide a report with a date that complies with Auditing Standards Codification Section AU 530.

Exhibits, page II-3

57. Please file the exhibits to the registration statement required by Item 601(b) of Regulation S-K. While not intended to be an exhaustive list, this should include your charter, your bylaws and the amendment thereto noted in your Form 8-K/A filed with the SEC on June 11, 2008 and the lease agreements between the company and Mr. Liu.

58. Please include the power of attorney included on your signature page in your exhibit index. Please refer to Item 601(b)(24) of Regulation S-K.

Undertakings, page II-4

59. Please revise your undertakings to track the language required by Item 512(a) of Regulation S-K. Please also be sure to include all required undertakings.

Signature page

60. Please revise the first paragraph of your signature page to track the language in Form S-1. Please also revise the signature page so that it reflects the current name of your company, rather than the predecessor.

Exhibit 5 Opinion

61. Please revise (and re-file) your opinion to (1) cover the laws of the State of Delaware, the state of incorporation of the company, (2) refer to the registrant's current name, (3) separately opine as to the shares of common stock that have been issued and the shares of common stock issuable upon the exercise of warrants, and (4) revise the address for the Securities and Exchange Commission to reflect our change of address to 100 F Street, NE, Washington, D.C. 20549.

Exhibit 23.1

62. Please have your independent accountants revise the consent to:

- consent to the use of the report in the registration statement as the report is not incorporated by reference;

- change the date of the report, if necessary, based on the above comment relating to the date of the report; and

- eliminate the consent to the incorporation by reference of the unaudited financial statements.

Form 10-KSB for Fiscal Year Ended December 31, 2008

Item 8A. Controls and Procedures

63. Please tell us why you have not provided management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. If management did not perform an assessment of your internal control over financial reporting as of December 31, 2007, please tell us why. In this regard, we do not believe that you are considered a newly-public company as contemplated in SEC Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies. Accordingly, we believe that you are required to provide management's annual report on internal control over financial reporting and the disclosure required by Item 308(a) of Regulation S-K. Please advise or revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at
(202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marc Ross, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725